May 14, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Danilo Castelli, Staff Attorney

Re:                             VectoIQ Acquisition Corp.

Registration Statement on Form S-1

Filed April 19, 2018, as amended

File No. 333-224351

Dear Mr. Castelli:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of VectoIQ Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on May 15, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 116 copies of the Preliminary Prospectus dated May 7, 2018 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

Cowen and Company, LLC,
as Representative of the Several Underwriters

By:	/S/ CHRIS WEEKES
Name: Chris Weekes
Title: Managing Director

[Signature Page to Underwriter Acceleration Request Letter]